EXHIBIT 21
Subsidiaries of the Registrant

Globecomm Network Services Corporation.	Delaware

Globecomm Services Maryland LLC.	Delaware

GSI Properties Corp.	New York

Cachendo LLC.	Delaware

B.V. Mach 6.	Netherlands

Telaurus Communications LLC.	Delaware

Telaurus Communications Pte. Ltd.	Singapore

Melat Networks Inc.	Delaware

Evolution Communications Group Limited B.V.I.	British Virgin Islands

Carrier to Carrier Telecom B.V.	Netherlands

Evosat Proprietary Ltd	South Africa